Exhibit 4.58

POWER OF ATTORNEY

I, Qin Qiong, citizen of the People’s Republic of China (the “PRC”), PRC ID card number, hereby irrevocably authorize any individual appointed, in writing, by Chuanxian Technology (Shanghai) Co., Ltd. (“WFOE”)  who is approved by Youku Tudou Inc. (“Authorizee”), to the extent permitted by PRC Law, as my sole attorney to solely exercise, in the manner as approved by Youku Tudou Inc., the following powers and rights during the term of this Power of Attorney (“POA”) pursuant to Section 3.5 of the Business Operations Agreement entered into among WFOE, Shanghai Quan Toodou Network Science and Technology Co., Ltd. (“Shanghai Quan Toodou”), Liu Dele and I on December 22, 2014 (the “Operations Agreement”):

I hereby authorize and designate the Authorizee to vote on my behalf at the shareholders’ meetings of Shanghai Quan Toodou and exercise the full voting rights as its shareholder as granted to me by law and under the Articles of Association of Shanghai Quan Toodou, including but not limited to, the right to propose the holding of shareholders’ meetings, to accept any notification about the holding and discussion procedure of such meeting, to attend the shareholders’ meeting of Shanghai Quan Toodou  and exercise the full voting rights (such as my authorized representative on the shareholders’ meeting of the company, to designate and appoint the executive director or directors of the Board and the general manager and to decide the allotment of profits, etc.), and to sell or transfer any or all of my shares of Shanghai Quan Toodou.

The authorization I granted to WFOE can be re-authorized or assigned to any third party without my consent.  In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and the applicable laws.

The POA shall take effect from December 31, 2014 and will remain effective as long as Shanghai Quan Toodou exists.

Qin Qiong

/s/ Qin Qiong

Date: December 22, 2014